UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 20, 2012

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-182712) and our Registration

Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of

1934, in each case as amended

Commission file number: 1-14846

AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐            No:  ☒

Enclosures:	Unaudited condensed consolidated financial statements as of September 30, 2012 and December 31, 2011 and for each of the nine month periods ended September 30, 2012 and 2011, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Prepared in accordance with US GAAP

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)
Sales and other income	5,013	4,845
Product sales	4,955	4,791
Interest, dividends and other	58	54
Cost and expenses	3,563	3,226
Production costs	2,361	2,151
Exploration costs	267	196
Related party transactions	(13)	(8)
General and administrative	213	207
Royalties	142	142
Market development costs	6	6
Depreciation, depletion and amortization	588	583
Impairment of assets (see note E)	2	14
Interest expense	151	135
Accretion expense	24	21
Employment severance costs	8	10
Profit on sale of assets, realization of loans, indirect taxes and other (see note G)	(12)	(32)
Non-hedge derivative gain and movement on bonds (see note H)	(174)	(199)

Income from continuing operations before income tax and equity income in associates	1,450	1,619

Taxation expense (see note I)	(555)	(452)

Equity income in associates	18	53

Net income	913	1,220

Less: Net income attributable to noncontrolling interests	(13)	(32)

Net income - attributable to AngloGold Ashanti	900	1,188

Income per share attributable to AngloGold Ashanti common stockholders: (cents) (see note K)

Net income
Ordinary shares	233	309
E Ordinary shares	117	155
Ordinary shares - diluted (1)	192	254
E Ordinary shares - diluted	109	143

Weighted average number of shares used in computation
Ordinary shares	384,299,440	382,918,604
Ordinary shares - diluted	419,369,278	417,764,833
E Ordinary shares - basic and diluted	2,541,262	2,958,298

Dividend declared per ordinary share (cents)	50	23
Dividend declared per E ordinary share (cents)	25	12

(1)	Restated. See note K.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Prepared in accordance with US GAAP

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net income	913	1,220

Other comprehensive income consists of the following:

Translation loss	(59)	(442)

Net loss on available-for-sale financial assets arising during the period, net of tax of $4 million and $11 million, respectively	(13)	(82	)(1)
Release on disposal of available-for-sale financial assets during the period, net of tax of $nil million	—	1
Reclassification of other-than-temporary impairments on available-for-sale financial assets to Net income during the period, net of tax of $nil million and $nil million, respectively	4	18

Other comprehensive income	(68)	(505)

Comprehensive income	845	715

Total comprehensive income attributable to:
AngloGold Ashanti	833	689
Noncontrolling interests	12	26

	845	715

(1)	Includes a decline in the fair value of International Tower Hill Mines Ltd (“ITH”) of $60 million.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

Prepared in accordance with US GAAP

	At September 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)
ASSETS
Current assets	3,040	2,631
Cash and cash equivalents	1,123	1,112
Restricted cash	61	35
Receivables	558	351
Trade	103	46
Recoverable taxes, rebates, levies and duties	229	170
Other	226	135
Inventories (see note D)	1,093	959
Materials on the leach pad (see note D)	119	98
Deferred taxation assets	85	75
Assets held for sale	1	1
Property, plant and equipment, net	7,216	6,123
Acquired properties, net	764	779
Goodwill and other intangibles, net	279	213
Other long-term inventory (see note D)	174	31
Materials on the leach pad (see note D)	430	393
Other long-term assets (see note M)	1,248	1,001
Deferred taxation assets	87	14

Total assets	13,238	11,185

LIABILITIES AND EQUITY
Current liabilities	1,685	919
Accounts payable and other current liabilities	846	779
Short-term debt	57	30
Short-term debt at fair value (see note F)	656	2
Tax payable	126	108
Other non-current liabilities	64	63
Long-term debt (see note F)	2,737	1,715
Long-term debt at fair value (see note F)	—	758
Derivatives	28	93
Deferred taxation liabilities	1,452	1,242
Provision for environmental rehabilitation	713	653
Provision for labor, civil, compensation claims and settlements	369	35
Provision for pension and other post-retirement medical benefits	204	185
Commitments and contingencies	—	—
Equity	5,986	5,522
Common stock
Share capital - 600,000,000 (2011 - 600,000,000) authorized ordinary shares of 25 ZAR cents each. Share capital - 4,280,000 (2011 - 4,280,000) authorized E ordinary shares of 25 ZAR cents each. Ordinary shares issued 2012 - 382,803,514 (2011 - 381,915,437). E ordinary shares issued 2012 - 1,050,000 (2011 - 1,050,000)	13	13

Additional paid in capital	8,784	8,740
Accumulated deficit	(2,010)	(2,575)
Accumulated other comprehensive income	(899)	(832)
Other reserves	36	36

Total AngloGold Ashanti stockholders’ equity	5,924	5,382
Noncontrolling interests	62	140
Total liabilities and equity	13,238	11,185

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Prepared in accordance with US GAAP

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net cash provided by operating activities	1,286	1,951
Net income	913	1,220
Reconciled to net cash provided by operations:
Loss on sale of assets, realization of loans, indirect taxes and other	2	30
Depreciation, depletion and amortization	588	583
Impairment of assets	2	14
Deferred taxation	135	182
Movement in non-hedge derivatives and bonds	(174)	(199)
Equity income in associates	(18)	(53)
Dividends received from associates	55	78
Other non cash items	46	19
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	23	50

Effect of changes in operating working capital items:
Receivables	(186)	(8)
Inventories	(200)	(119)
Accounts payable and other current liabilities	100	154
Net cash used in investing activities	(1,819)	(1,103)
Available for sale investments acquired	(6)	(47)
Held to maturity investments acquired	(74)	(88)
Associates and equity accounted joint ventures acquired	(2)	—
Contributions to associates and equity accounted joint ventures	(215)	(80)
Acquisition of subsidiary and loan	(335)	—
Additions to property, plant and equipment	(1,135)	(939)
Interest capitalized and paid	(8)	—
Expenditure on intangible assets	(52)	(6)
Proceeds on sale of mining assets	4	12
Proceeds on sale of available for sale investments	—	77
Proceeds on redemption of held to maturity investments	73	2
Proceeds on disposal of equity accounted joint ventures	20	—
Proceeds on disposal of subsidiary	—	9
Loans receivable repaid	—	3
Loans advanced to associates and equity accounted joint ventures	(64)	(13)
Loans repaid by associates and equity accounted joint ventures	1	—
Cash of subsidiary acquired/(disposed)	5	(11)
Change in restricted cash	(31)	(22)
Net cash generated/(used) by financing activities	544	(253)
Repayments of debt	(212)	(259)
Issuance of stock	2	3
Proceeds from debt	1,212	106
Debt issue costs	(29)	—
Acquisition of noncontrolling interest	(215)	—
Dividends paid to common stockholders	(193)	(89)
Dividends paid to noncontrolling interests	(21)	(14)

Net increase in cash and cash equivalents	11	595
Effect of exchange rate changes on cash	—	(106)
Cash and cash equivalents - January 1,	1,112	586

Cash and cash equivalents - September 30,	1,123	1,075

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Prepared in accordance with US GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(unaudited)

(In millions, except share information)

	AngloGold Ashanti stockholders
		Common stock	Additional paid in capital	Accumulated other comprehensive income*	Accumulated deficit	Other reserves	Noncontrolling interests	Total
	Common stock	$	$	$	$	$	$	$
Balance - December 31, 2011	382,965,437	13	8,740	(832)	(2,575)	36	140	5,522

Net income					900		13	913

Other comprehensive income				(67)			(1)	(68)

Acquisition of noncontrolling interest					(142)		(73)	(215)
Stock issues as part of Share Incentive Scheme	857,091	—	30					30
Stock issues in exchange for E Ordinary shares cancelled	10,883	—	1					1
Stock issues transferred from Employee Share Ownership Plan to exiting employees	20,103	—	1					1
Stock based compensation expense			12					12
Dividends					(193)		(17)	(210)

Balance - September 30, 2012	383,853,514	13	8,784	(899)	(2,010)	36	62	5,986

*	The cumulative charge, net of deferred taxation of $1 million (2011: $1 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2011: $2 million).

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Prepared in accordance with US GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(unaudited)

(In millions, except share information)

	AngloGold Ashanti stockholders
		Common stock	Additional paid in capital	Accumulated other comprehensive income*	Accumulated deficit	Other reserves	Noncontrolling interests	Total
	Common stock	$	$	$	$	$	$	$
Balance - December 31, 2010	381,889,139	13	8,670	(385)	(3,869)	37	123	4,589

Net income					1,188		32	1,220

Other comprehensive income				(499)			(6)	(505)

Share of equity accounted joint venture’s other comprehensive income						(1)		(1)
Stock issues as part of Share Incentive Scheme	594,092	—	23					23
Stock issues in exchange for E Ordinary shares cancelled	3,375	—	9					9
E Ordinary shares of common stock issued - Izingwe Holdings	280,000	—	—					—
Stock issues transferred from Employee Share Ownership Plan to exiting employees	17,992	—	1					1
Stock based compensation expense			14					14
Dividends					(89)		(13)	(102)

Balance - September 30, 2011	382,784,598	13	8,717	(884)	(2,770)	36	136	5,248

*	The cumulative charge, net of deferred taxation of $1 million (2010: $1 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2010: $2 million).

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

The balance sheet as at December 31, 2011 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2011.

Note B. Accounting developments

Recently adopted pronouncements

Goodwill impairment testing

In September 2011, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“the Codification” or “ASC”) guidance was issued which simplifies how an entity tests goodwill for impairment. The guidance allows both public and nonpublic entities an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The adoption of the updated guidance on January 1, 2012 had no impact on the Company’s financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued guidance for disclosures about comprehensive income. The guidance is intended to increase the prominence of other comprehensive income in financial statements. The main provisions of the guidance provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one statement or two consecutive statements. The Company adopted the two consecutive statement approach on January 1, 2012. Except for presentation changes, the adoption had no impact on the Company’s financial statements.

Fair value measurements

In May 2011, the FASB issued updated guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within US GAAP. The update will supersede most of the FASB ASC guidance for fair value measurements, although many of the changes are clarifications of existing guidance or wording changes. The adoption of the updated guidance on January 1, 2012 had no impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note C. Acquisition of First Uranium (Pty) Limited

On July 20, 2012, AngloGold Ashanti acquired the entire share capital of First Uranium (Pty) Limited, a wholly owned subsidiary of First Uranium Corporation and the owner of Mine Waste Solutions in South Africa, for a cash consideration of $335 million. Mine Waste Solutions is a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities. In connection with the acquisition, AngloGold Ashanti agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25 percent of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500 ounces over the life of the contract. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $9 million being recorded, relating mainly to the expected synergies arising from the immediate proximity of AngloGold Ashanti’s own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold Ashanti’s Vaal River tailings without having to build additional processing facilities. The processing of AngloGold Ashanti tailings will reduce the environmental liability associated with those tailings. In addition, the Company is able to utilize its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both AngloGold Ashanti and First Uranium tailings alike.

In accordance with FASB ASC guidance, goodwill is assigned to specific reporting units. The Company’s reporting units are generally consistent with the operating mines underlying segments identified in Note J - Segment information. An individual operating mine is not a typical “going-concern” business because of the finite life of its reserves. The allocation of goodwill to an individual operating mine likely will result in an eventual goodwill impairment due to the wasting nature of the primary asset of the reporting unit. The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount likely will not be recoverable over the long term and, in accordance with the FASB ASC guidance, performs its annual impairment review of assigned goodwill during the fourth quarter of each year. The accounting treatment of goodwill arising on acquisition of First Uranium (Pty) Limited is consistent with FASB ASC guidance. Goodwill related to the acquisition is non-deductible for income tax purposes. The assets and liabilities of First Uranium (Pty) Limited are included in the South Africa segment for disclosure purposes.

The operations and financial condition of the companies and assets acquired are included in the financial statements from July 20, 2012, the effective date of the acquisition.

For information purposes only, the following unaudited pro-forma financial data reflects the consolidated results of operations of AngloGold Ashanti as if the acquisition had taken place on January 1, 2012 and 2011:

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Total revenue	5,079	4,935

Net income - attributable to AngloGold Ashanti	944	1,069

The pro forma information is not indicative of the results of operations that would have occurred had the acquisition been consummated on January 1, 2012. The information is not indicative of the group’s future results of operations.

From the date of acquisition, First Uranium (Pty) Limited has contributed $21 million of revenue and $3 million to the net income/(loss) before taxation of the group.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note C. Acquisition of First Uranium (Pty) Limited (continued)

The fair value of the identifiable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:

(in US Dollars, millions)
(unaudited)
Assets
Property, plant and equipment	616
Other long-term assets	3
Restricted cash	3
Deferred taxation assets	52
Inventories	134
Trade and other receivables	2
Cash and cash equivalents	5

815

Liabilities
Other non-current liabilities	342
Deferred taxation liabilities	61
Provision for environmental rehabilitation	37
Loans from group companies	204
Accounts payable and other current liabilities	49

693

Total identifiable net assets at fair value	122

Purchase consideration	131

Goodwill recognized on acquisition	9

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	5
Cash paid - Share capital acquired	(131)
Cash paid - Loan acquired	(204)

(330)

Delivery obligations of Mine Waste Solutions acquired as part of the business combination have been recognized on acquisition as a loss making executory contract, and are amortized as the deliveries of ounces occur.

The transaction costs of $3 million are a non-recurring expense and have been included in General and administrative expenses in the condensed consolidated statements of income and are included in operating cash flows in the condensed consolidated statements of cash flows.

Financial assets acquired include trade and other receivables with a fair value of $2 million. Trade and other receivables are expected to be collectible.

There were no material non-recurring pro-forma adjustments directly attributable to the acquisition of First Uranium (Pty) Limited.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note D. Inventories

	At September 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)

The components of inventory consist of the following:

Short-term
Metals in process	228	189
Gold on hand (doré/bullion)	118	94
Ore stockpiles	481	454
Uranium oxide and sulfuric acid	33	24
Supplies	352	296

	1,212	1,057
Less: Materials on the leach pad(1)	(119)	(98)

	1,093	959

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

	At September 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)

Long-term
Metals in process	430	393
Ore stockpiles	174	31

	604	424
Less: Materials on the leach pad(1)	(430)	(393)

	174	31

(1)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note E. Impairment of assets

Impairments are made up as follows:

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Continental Africa

Write-off of vehicles and mining equipment at Obuasi	2	2

South Africa

Impairment of abandoned shaft pillar development at TauTona	—	9
Write-off of mining assets at Savuka	—	3

	2	14

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note F. Debt

The Company’s outstanding debt includes:

Debt carried at amortized cost

Rated bonds - issued April 2010

On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually.

Details of the rated bonds are summarized as follows:

	At September 30, 2012
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(unaudited) (in US Dollars, millions)
10-year unsecured notes	5.375	700	(1)	17	716
30-year unsecured notes	6.500	300	(5)	8	303

		1,000	(6)	25	1,019

	At December 31, 2011
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(in US Dollars, millions)
10-year unsecured notes	5.375	700	(1)	8	707
30-year unsecured notes	6.500	300	(5)	4	299

		1,000	(6)	12	1,006

Rated bonds - issued July 2012

On July 25, 2012, the Company announced the pricing of an offering of $750 million aggregate principal amount of 5.125 percent notes due 2022. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the Company, at an issue price of 99.398 percent. The net proceeds from the offering were $737 million, after deducting discounts and estimated expenses. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited. The transaction closed on July 30, 2012.

Details of the rated bonds are summarized as follows:

	At September 30, 2012
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%		(unaudited) (in US Dollars, millions)
10-year unsecured notes	5.125	750	(5)	7	752

			(5)	7	752

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note F. Debt (continued)

Debt carried at amortized cost (continued)

Loan facilities

On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion four-year revolving credit facility with a syndicate of lenders. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four-year term. During the first half of 2012, the Company drew down $100 million under the facility and drew down a further $100 million in July 2012. This facility has been repaid and cancelled.

On July 20, 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion five-year unsecured revolving credit facility with a syndicate of lenders which replaced its existing $1.0 billion syndicated facility maturing in April 2014. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers under the facility. Amounts may be repaid and reborrowed under the facility during its five-year term. Amounts outstanding under the facility bear interest at LIBOR plus a margin that varies depending on the credit rating of AngloGold Ashanti Limited.

Details of the syndicated revolving credit facility are summarized as follows:

	At September 30, 2012
	Interest rate (1)	Commitment fee (2)	Total facility	Undrawn facility	Total drawn facility
	%	%	(unaudited) (in US Dollars, millions)
$1.0 billion syndicated revolving credit facility	LIBOR + 1.5	0.525	1,000	1,000	—

(1)	Outstanding amounts bear interest at a margin over the London Interbank Offered Rate (“LIBOR”).
(2)	Commitment fees are payable quarterly in arrears on the undrawn portion of the facility.

Syndicated revolving credit facility (A$600 million)

On December 22, 2011, AngloGold Ashanti Australia Limited, a wholly owned subsidiary of AngloGold Ashanti Limited, entered into a four-year revolving credit facility of A$600 million with a syndicate of banks. AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and reborrowed under the facility during its four-year term. An amount of $266 million was drawn down during the nine months ended September 30, 2012 under the facility.

	At September 30, 2012
	Interest rate (3)	Commitment fee (4)	Total facility	Undrawn facility	Total drawn facility
	%	%	(unaudited) (in US Dollars, millions)
A$600 million syndicated revolving credit facility	BBSY + 2	1	622	356	266

	At December 31, 2011
	Interest rate (3)	Commitment fee (4)	Total facility	Undrawn facility	Total drawn facility
	%	%	(in US Dollars, millions)
A$600 million syndicated revolving credit facility	BBSY + 2	1	617	617	—

(3)	Outstanding amounts bear interest at a margin over the Bank Bill Swap Bid Rate (“BBSY”).
(4)	A commitment fee of 50 percent of the applicable margin is payable quarterly in arrears on the undrawn portion of the facility.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note F. Debt (continued)

Convertible bonds

The issue of convertible bonds in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent was concluded on May 22, 2009. These bonds are convertible into ADSs at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion. The conversion price is subject to adjustment on occurrence of certain events, as described in the terms and conditions of the bonds.

The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability with subsequent changes in fair value recorded in earnings each period. The total fair value of the derivative liability on May 22, 2009 (date of issue) amounted to $142.2 million. The difference between the initial carrying value and the stated value of the convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds.

The convertible bonds and associated derivative liability (which has been accounted for separately) are summarized as follows:

	At September 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)

Convertible bonds
Senior unsecured fixed rate bonds	679	656
Accrued interest	9	3

	688	659

Convertible bond derivative liability
Balance at beginning of period	92	176
Fair value movements on conversion features of convertible bonds	(66)	(84)

Balance at end of period	26	92

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note F. Debt (continued)

Debt carried at fair value

Mandatory convertible bonds

In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of ADSs, ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture and subject to adjustment.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The FASB ASC guidance contains an election for the Company to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument. The shareholders have authorized that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the Company has chosen to recognize the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognized may differ from the principal amount.

Other convertible bonds that have been issued by the Company will only be settled in equity if future events, outside of the control of the Company, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognized at amortized cost.

In determining the fair value liability of the mandatory convertible bonds, the Company has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the Company is to recognize interest expense separately from the fair value adjustments in the income statement. Interest is recognized at a quarterly coupon rate of 6 percent per annum. Fair value adjustments are included in Non-hedge derivative gain and movement on bonds in the income statement. See note H.

The contractual principal amount of the mandatory convertible bonds is $789 million, provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the Company will recognize a gain on the principal amount and above $54.375 a loss. As at September 30, 2012, the actual share price was $35.05.

The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The mandatory convertible bonds are summarized as follows:

	At September 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)

Mandatory convertible bonds
Short-term debt at fair value	656	2
Long-term debt at fair value	—	758

	656	760

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note G. (Profit)/loss on sale of assets, realization of loans, indirect taxes and other

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Loss on disposal of land, equipment and assets, mineral rights, exploration properties and other	13	2
Indirect tax expenses and legal claims (1)	8	13
Impairment of investments	4	18
Black economic empowerment transaction restructuring costs for Izingwe Holdings (Proprietary) Limited	—	7
Impairment of other receivables	1	1
Profit on disposal of AGA-Polymetal Strategic Alliance (2)	(20)	—
Royalties received (3)	(18)	(71)
Profit on disposal of the Company’s subsidiary ISS International Limited (4)	—	(2)

	(12)	(32)

Taxation expense on above items	1	13

(1) Indirect taxes and legal claims are in respect of:
Ghana		5
Guinea	8	7
United States of America	2
Brazil	1
Argentina	(2)
Namibia	(1)	1

(2)        On February 8, 2012, the transaction to dispose of the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed. These assets were fully impaired as at December 31, 2011.

(3) Royalties received include:

Newmont Mining Corporation (2009 Boddington Gold mine sale)	(14)	(31)
Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine)	(4)	(3)
Franco Nevada Corporation (2011 sale of royalty stream in Ayanfuri mine)		(35)
Other royalties		(2)

(4) ISS International Limited (“ISSI”) was classified as held for sale in 2010. The sale was concluded on February 28, 2011.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note H. Non-hedge derivative gain and movement on bonds

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US dollars, millions)

Non-hedge derivative gain

Gain on non-hedge derivatives	70	97

The net gain recorded in the nine months ended September 30, 2012 relates to fair value movements of the conversion features of convertible bonds and movements on other commodity contracts.

Movement on bonds

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Fair value gain on mandatory convertible bonds (See Note F)	104	102

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note I. Taxation

The net taxation expense in the nine months ended September 30, 2012 compared to a net expense for the same period in 2011, constitutes the following:

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Charge for current taxation (1)	420	270
Charge for deferred taxation (2)	135	182

	555	452

Income from continuing operations before income tax and equity income in associates	1,450	1,619

(1)	The higher current taxation in 2012 is mainly due to higher taxable income in Tanzania and South Africa, while 2011 was lower due to the utilization of tax losses.
(2)

The lower deferred taxation in 2012 mainly relates to the reversal of timing differences from the utilization of tax losses in South Africa, deferred tax credits arising from a corporate restructuring of Serra Grande, partly offset by the taxation rate change in Ghana and deferred taxation benefits in 2011 in North America not being repeated in 2012.

Uncertain taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	At September 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)
Balance at beginning of period	78	52
Additions for tax positions identified in prior years	13	38
Reductions for tax positions identified in prior years	—	(3)
Translation	(2)	(9)

Balance at end of period	89	78

Unrecognized tax benefits are summarized as follows:
Recognized as a reduction of deferred tax assets	37	29
Recognized in other non-current liabilities	52	49

Balance at end of period (1)	89	78

(1)	Unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.

(in US Dollars, millions)

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. For the nine months ended and as at September 30, 2012, interest recognized and interest accrued amounted to:

Interest recognized during the nine months ended September 30, 2012	2
Interest accrued as at September 30, 2012	13

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note J. Segment information

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among operations.

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Revenues by area
South Africa	1,701	1,916
Continental Africa	1,964	1,801
Australasia	335	285
Americas	1,243	1,109
Other, including Corporate and Non-gold producing subsidiaries	16	13

	5,259	5,124
Less: Equity method investments included above	(246)	(279)

Total revenues	5,013	4,845

Segment income/(loss)
South Africa	583	725
Continental Africa	730	709
Australasia	87	34
Americas	535	546
Other, including Corporate and Non-gold producing subsidiaries	(155)	(132)

Total segment income	1,780	1,882

The following are included in segment income/(loss):

Interest revenue
South Africa	17	20
Continental Africa	5	1
Australasia	1	3
Americas	5	4
Other, including Corporate and Non-gold producing subsidiaries	2	1

Total interest revenue	30	29

Interest expense
South Africa	3	4
Continental Africa	2	—
Australasia	1	—
Americas	2	2
Other, including Corporate and Non-gold producing subsidiaries	143	129

Total interest expense	151	135

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note J. Segment information (continued)

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Equity income/(loss) in associates
South Africa	—	(2)
Continental Africa	42	74
Other, including Corporate and Non-gold producing subsidiaries	(24)	(19)

Total equity income in associates	18	53

Reconciliation of segment income to Net income - attributable to AngloGold Ashanti
Segment total	1,780	1,882
Exploration costs	(267)	(196)
General and administrative expenses	(213)	(207)
Market development costs	(6)	(6)
Non-hedge derivative gain and movement on bonds	174	199
Taxation expense	(555)	(452)
Noncontrolling interests	(13)	(32)

Net income - attributable to AngloGold Ashanti	900	1,188

	At September 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)

Segment assets
South Africa(1)(2)	3,719	2,974
Continental Africa	4,802	4,365
Australasia	975	714
Americas	2,792	2,527
Other, including Corporate and Non-gold producing subsidiaries	950	605

Total segment assets	13,238	11,185

(1) Includes the following which have been classified as assets held for sale:
Rand Refinery Limited	1	1
(2) Includes the assets of First Uranium (Pty) Limited acquired during July 2012.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note K. Income per share data

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
The following table sets forth the computation of basic and diluted income per share (in US dollars millions, except per share data):

Ordinary shares undistributed income	704	1,095
E Ordinary shares undistributed income	2	4

Total undistributed income	706	1,099

Ordinary shares distributed income	193	89
E Ordinary shares distributed income	1	—

Total distributed income	194	89

Numerator - Net income

Attributable to Ordinary shares (1)	897	1,184
Attributable to E Ordinary shares	3	4

Total attributable to AngloGold Ashanti	900	1,188

In calculating diluted income per ordinary share, the following were taken into consideration:

Income attributable to equity shareholders	897	1,184
Interest expense on convertible bonds	55	53
Amortization of issue cost and discount on convertible bonds	24	23
Fair value adjustment on convertible bonds included in income (2)	(170)	(200)

Income used in calculation of diluted earnings per ordinary share	806	1,060

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
Denominator for basic income per ordinary share
Ordinary shares	382,593,036	381,471,126
Fully vested options (3)	1,706,404	1,447,478

Weighted average number of ordinary shares (1)	384,299,440	382,918,604

Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options	1,545,223	1,321,614
Dilutive potential of convertible bonds	33,524,615	33,524,615
Dilutive potential of E Ordinary shares	—	—

Denominator for diluted income per share – adjusted weighted average number of ordinary shares and assumed conversions	419,369,278	417,764,833

Weighted average number of E Ordinary shares used in calculation of basic and diluted income per E Ordinary share	2,541,262	2,958,298

(1)

The mandatory convertible bonds issued during 2010 are not included in basic income per common share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument.

(2)

Diluted earnings per ordinary share for the nine months ended September 30, 2011 has been corrected to take into account the earnings effect of the fair value adjustment of the option component of the 3.5% convertible bonds. The impact of this correction decreased diluted earnings per ordinary share for the nine months ended September 30, 2011 by 23 cents as previously reported. Basic earnings per ordinary share previously reported were unaffected.

(3)

Compensation awards are included in the calculation of basic income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

Rounding may result in computational differences.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note L. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

	Nine months ended September 30,
	2012		2011
	(unaudited)		(unaudited)
	(in US Dollars, millions)
	Pension benefits	Other benefits	Pension benefits	Other benefits

Service cost	5	23	5	1
Interest cost	14	10	17	11
Expected return on plan assets	(19)	—	(22)	—

Net periodic benefit cost	—	33	—	12

Employer contributions

(in US Dollars, millions)

Expected contribution for 2012 (1)	5
Actual contribution for the nine months ended September 30, 2012	4

(1)	The Company’s expected contribution to its pension plan in 2012 as disclosed in the Company’s Form 20-F for the year ended December 31, 2011.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note M. Other long-term assets

	At September 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)

Investments in associates - unlisted	7	5
Investments in associates - listed	17	15
Investments in equity accounted joint ventures	895	671

Carrying value of equity method investments	919	691

Investment in marketable equity securities - available for sale	73	82
Investment in marketable debt securities - held to maturity	8	8
Investment in non-marketable assets - held to maturity	2	2
Cost method investment	9	9
Investment in non-marketable debt securities - held to maturity	83	85
Restricted cash	32	23
Other non-current assets	122	101

	1,248	1,001

Investments in associates

During the nine months ended September 30, 2011, the Company fully impaired its investment in Orpheo (Proprietary) Limited. An impairment loss of $2 million (net of tax of $nil million) was recognized and the impairment loss was reflected in equity income in associates for 2011.

Investment in marketable equity securities - available for sale

Available for sale investments in marketable equity securities consists of investments in ordinary shares.

Cost	56	51
Gross unrealized gains	21	34
Gross unrealized losses	(4)	(3)

Fair value (net carrying value)	73	82

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Other-than-temporary impairments of marketable equity securities – available for sale

First Uranium Corporation (South Africa)	4	16
Village Main Reef Limited (South Africa)	—	2

	4	18

The impairment recognized resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement.

Disposal of marketable equity securities

The Company’s disposal of marketable equity securities resulted in the following reclassification of losses of fair value adjustments to the income statement:

Equity investments held by the Environmental Rehabilitation Trust Fund (net of tax of $nil million)	—	1

In addition, the Company holds various equities as strategic investments in gold exploration companies. Five of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note M. Other long-term assets (continued)

The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12 months	More than 12 months	Total
	(in US Dollars, millions)
At September 30, 2012

Aggregate fair value of investments with unrealized losses	8	—	8

Aggregate unrealized losses	(2)	(2)	(4)

At December 31, 2011

Aggregate fair value of investments with unrealized losses	8	—	8

Aggregate unrealized losses	(3)	—	(3)

	At September 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)

Investment in marketable debt securities - held to maturity	8	8

Investments in marketable debt securities represent held to maturity government bonds held by the Environmental Rehabilitation Trust Fund with a total fair value of $11 million (2011: $11 million) and gross unrealized gains of $3 million (2011: $3 million).

Investment in non-marketable assets - held to maturity	2	2
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

Cost method investment	9	9
The cost method investments mainly represent shares held in XDM Resources Limited. (1)

Investment in non-marketable debt securities - held to maturity	83	85
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

As at September 30, 2012 the contractual maturities of debt securities were as follows:

Marketable debt securities

Three to seven years	8

Non-marketable debt securities

Less than one year	83

Restricted cash	32	23
Restricted cash mainly represents cash balances held by Environmental Rehabilitation Trust Fund and Environmental Protection Bond.

Financing receivables

Loans of $91 million (2011: $29 million) to equity accounted joint ventures and associates are included in Other long-term assets. There are no allowances for credit losses relating to these loans. Credit quality of loans is monitored on an ongoing basis.

(1)

The fair value is not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and it is not practicable to estimate the fair value of the investment.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for speculative purposes.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. As at September 30, 2012, the Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure. Cash flow hedge losses pertaining to capital expenditure of $3 million as at September 30, 2012 are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense equally until 2019.

A gain on non-hedge derivatives of $70 million was recorded in the nine months ended September 30, 2012 (2011: $97 million). See note H “Non-hedge derivative gain and movement on bonds” for additional information.

Gold price management activities

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company eliminated its hedge book during 2010 and has since had full exposure to the spot price of gold.

Foreign exchange price risk protection agreements

The Company, from time to time, may enter into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at September 30, 2012, the Company had no open forward exchange or currency option contracts in its currency hedge position.

Interest and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks.

The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the Company.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments (continued)

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the period. The Company spreads it business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put into place by management.

The combined maximum credit risk exposure at September 30, 2012 amounts to $356 million. Credit risk exposure netted by open derivative positions with counterparts was $nil million as at September 30, 2012. No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at September 30, 2012 and December 31, 2011, are as follows (assets (liabilities)):

	September 30, 2012		December 31, 2011
	(unaudited)
	(in US Dollars, millions)
	Carrying amount	Fair Value	Carrying amount	Fair Value
Cash and cash equivalents	1,123	1,123	1,112	1,112
Restricted cash	93	93	58	58
Short-term debt	(57)	(57)	(30)	(30)
Short-term debt at fair value	(656)	(656)	(2)	(2)
Long-term debt	(2,737)	(2,886)	(1,715)	(1,857)
Long-term debt at fair value	—	—	(758)	(758)
Derivatives	(28)	(28)	(93)	(93)
Marketable equity securities - available for sale	73	73	82	82
Marketable debt securities - held to maturity	8	11	8	11
Non-marketable assets - held to maturity	2	2	2	2
Non-marketable debt securities - held to maturity	83	83	85	85

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates fair value.

Derivatives

The fair value of volatility-based instruments (i.e. options) is estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

Investments

Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. The cost method investment is carried at cost. There is no active market for the investment and the fair value cannot be reliably measured.

Fair value of the derivative liabilities split by accounting designation

		At September 30, 2012
		(unaudited)
		(in US Dollars, millions)
Liabilities
	Balance Sheet location	Non-hedge accounted	Total
Option component of convertible bonds	Non-current liabilities - derivatives	(26)	(26)
Embedded derivatives	Non-current liabilities - derivatives	(2)	(2)

Total derivatives		(28)	(28)

		At December 31, 2011
		(in US Dollars, millions)
Liabilities
	Balance Sheet location	Non-hedge accounted	Total
Option component of convertible bonds	Non-current liabilities - derivatives	(92)	(92)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(93)	(93)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments (continued)

Non-hedge derivative gain/(loss) and movement on bonds recognized

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Unrealized (1)
Option component of convertible bonds	66	98
Other commodity contracts	4	—
Warrants on shares	—	(1)
Fair value movement on mandatory convertible bonds	104	102

Non-hedge derivative gain and movement on bonds	174	199

(1)	Unrealized gains on non-hedge derivatives are included in “Non-hedge derivative gain and movement on bonds” in the income statement.

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2012	Changes in fair value and other movements recognized in 2012	Reclassification adjustments	Accumulated other comprehensive income as of September 30, 2012
	(unaudited)
	(in US Dollars, millions)
Derivatives designated as
Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

	Accumulated other comprehensive income as of January 1, 2011	Changes in fair value and other movements recognized in 2011	Reclassification adjustments	Accumulated other comprehensive income as of September 30, 2011
	(unaudited)
	(in US Dollars, millions)
Derivatives designated as
Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note O. Commitments and contingencies

Capital expenditure commitments:

At September 30,
2012
(unaudited)
(in US Dollars, millions)

Contracts for capital expenditure	1,004
Authorized by the directors but not yet contracted for	3,166

4,170

The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

At September 30,
2012
(unaudited)
(in US Dollars, millions)

Contingent liabilities

Groundwater pollution (1)	—
Deep groundwater pollution (2)	—
Indirect taxes - Ghana (3)	21
Occupational Diseases in Mines and Works Act (“ODMWA”) litigation (4)	—
Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda (5)	33
Sales tax on gold deliveries - Mineração Serra Grande S.A. (6)	172
Other tax disputes - Mineração Serra Grande S.A. (7)	18
Litigation - Ghana (8)	32

Contingent assets

Indemnity - Kinross Gold Corporation (9)	(98)
Royalty - Boddington Gold Mine (10)	—
Royalty - Tau Lekoa Gold Mine (11)	—

Financial guarantees

Oro Group surety (12)	12
AngloGold Ashanti USA reclamation bonds (13)	101
AngloGold Ashanti Australia environmental bonds (14)	51
AngloGold Ashanti environmental guarantees (15)	165
AngloGold Ashanti Iduapriem environmental guarantees (16)	32
Ashanti Goldfields Kilo Sarl environmental guarantees (17)	10
Guarantee provided for syndicated revolving credit facility (18)	—
Guarantee provided for mandatory convertible bonds (19)	791
Guarantee provided for rated bonds - issued April 2010 (20)	1,025
Guarantee provided for rated bonds - issued July 2012 (21)	757
Guarantee provided for convertible bonds (22)	742
Guarantee provided for A$ syndicated revolving credit facility (23)	266

Performance guarantees
Gold delivery - Mine Waste Solutions (24)	—

Hedging guarantees
Gold delivery guarantees (25)	—

4,130

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note O. Commitments and contingencies (continued)

(1) Ground water pollution

The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the extent of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (“MNA”) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

(2) Deep ground water pollution

The Company has identified a flooding and future pollution risk posed by deep groundwater. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation.

At September 30,
2012
(unaudited)
(in US Dollars, millions)

(3) Indirect taxes - Ghana

AngloGold Ashanti (Ghana) Limited received a tax assessment during September 2009 in respect of the 2006, 2007 and 2008 tax years following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection to the assessment.

The assessment is approximately:	21

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note O. Commitments and contingencies (continued)

(4) ODMWA litigation

The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (“COIDA”). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on March 3, 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.

Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the Constitutional Court judgment, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.

On or about August 21, 2012, AngloGold Ashanti Limited was served with motion proceedings in Johannesburg relating to silicosis and other occupational lung diseases (“OLD”). The motion proceedings seek to have the court certify a class of mineworkers with OLD who previously worked or continue to work in one of six gold mines currently within AngloGold Ashanti’s South African operations. In the event the class is certified, such class of workers would institute actions by way of a summons against AngloGold Ashanti Limited and potentially other defendants for amounts as yet unspecified. At least one similar class action has been threatened against AngloGold Ashanti Limited by another law firm. As at September 30, 2012, a further 31 individual claims have been received. The total amount being claimed in the 31 summonses is R77 million (approximately $9 million). AngloGold Ashanti has filed a notice of intention to oppose these claims. It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti Limited in the future.

AngloGold Ashanti Limited will defend these and any other future claims, if and when filed, on their merits. Should AngloGold Ashanti Limited be unsuccessful in defending any such claims, or in otherwise favorably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in an earlier decision by the Constitutional Court, such matters would have an adverse effect on AngloGold Ashanti’s financial position, which could be material. In view of the limitation of current information for the estimation of any liability that may arise as a result of such claims, no reasonable estimate can be made of any such potential liability.

At September 30,
2012
(unaudited)
(in US Dollars, millions)

(5) Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda

In November 2007, the Departamento Nacional de Produçâo Mineral (“DNPM”), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (“AABM”) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (“CFEM”) in the period from 1991 to 2006. The amount involved is approximately:	21

Subsidiaries of the Company in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately:	12

33

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note O. Commitments and contingencies (continued)

At September 30,
2012
(unaudited)
(in US Dollars, millions)

(6) Sales tax on gold deliveries - Mineração Serra Grande S.A.

In 2006, Mineração Serra Grande S.A. (“MSG”) received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12 percent on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (“COMEX”) for review and verification. Both cases have been remitted to the COMEX and are under review. The Company believes both assessments are in violation of federal legislation on sales taxes.

The first and second assessments are as follows:
First assessment	106
Second assessment	66

172

(7) Other tax disputes - Mineração Serra Grande S.A.

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The assessment is approximately:	18

(8) Litigation - Ghana

AngloGold Ashanti Ghana terminated its longstanding Underground Development Contract with Mining and Building Construction company (“MBC”). MBC has submitted various claims against AngloGold Ashanti Ghana arising out of this contract. AngloGold Ashanti Ghana is in the process of finalizing a settlement with MBC and other interested parties.

The total value of these claims currently amount to:	32

(9) Indemnity - Kinross Gold Corporation	(98)

As part of the acquisition by AngloGold Ashanti of the remaining 50 percent interest in MSG during June 2012, Kinross Gold Corporation has provided an indemnity to a maximum amount of BRL255 million ($126 million at quarter end exchange rates) against the specific exposures discussed in items 6 and 7 above.

(10) Royalty - Boddington Gold Mine

As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty is payable in each quarter from and after the second quarter in 2010, within forty five days of reporting period close and is capped at a total amount of $100 million. No royalties were recorded during the third quarter as a result of the conditions above not being met.

Details of the royalty are as follows:

Total royalties received to date	56

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note O. Commitments and contingencies (continued)

At September 30,
2012
(unaudited)
(in US Dollars, millions)

(11) Royalty - Tau Lekoa Gold Mine

As a result of the sale of the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine in the event that the average monthly rand price of gold exceeds R180,000 per kilogram (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000 per kilogram (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable. The royalty will be determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 273,019 ounces produced have been received to date.

Royalties received in cash during the nine months ended September 30, 2012	4

(12) Oro Group surety	12

The Company has provided surety in favor of a lender on a gold loan facility with its associate Oro Group (Proprietary) Limited and one of its subsidiaries. The Company has a total maximum liability, in terms of the suretyships, of R100 million. The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

(13) AngloGold Ashanti USA reclamation bonds	101

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(14) AngloGold Ashanti Australia environmental bonds	51

Pursuant to Australia environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti Australia has posted bonds with state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti Australia not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(15) AngloGold Ashanti environmental guarantees	165

Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South African mines not being able to meet such rehabilitation obligations. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note O. Commitments and contingencies (continued)

At September 30,
2012
(unaudited)
(in US Dollars, millions)

(16) AngloGold Ashanti Iduapriem environmental guarantees	32

Pursuant to Ghanaian mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, AngloGold Ashanti Iduapriem Limited has secured bank guarantees to cover potential rehabilitation obligations for the Iduapriem mine. The obligations will expire upon compliance with all provisions of the environment management program in terms of Ghanaian mining laws. AngloGold Ashanti Iduapriem is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti Iduapriem under its guarantee.

(17) Ashanti Goldfields Kilo Sarl environmental guarantees	10

Pursuant to the Democratic Republic of Congo (“DRC”) mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, Ashanti Goldfields Kilo Sarl has secured bank guarantees to cover potential rehabilitation obligations for the Mongbwalu project. The obligations will expire upon compliance with all provisions of the environment management program in terms of the DRC mining laws. Ashanti Goldfields Kilo Sarl is not indemnified by third parties for any of the amounts that may be paid by Ashanti Goldfields Kilo Sarl under its guarantee.

(18) Guarantee provided for syndicated revolving credit facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., as guarantors, each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion five-year revolving credit facility entered into during July 2012.

The total amount outstanding under this facility as at September 30, 2012 amounted to:	—

(19) Guarantee provided for mandatory convertible bonds	791

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $789 million 6 percent mandatory convertible bonds due 2013.

(20) Guarantee provided for rated bonds - issued April 2010	1,025

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.

(21) Guarantee provided for rated bonds - issued July 2012	757

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $750 million 5.125 percent rated bonds due 2022.

(22) Guarantee provided for convertible bonds	742

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note O. Commitments and contingencies (continued)

(23) Guarantee provided for A$ syndicated revolving credit facility

AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc, as guarantors, each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the A$600 million four-year revolving credit facility entered into during December 2011.

The total amount outstanding under this facility as at September 30, 2012 amounted to:	266

At September 30,
2012
(unaudited)
(in US Dollars, millions)

(24) Gold delivery - Mine Waste Solutions	—

As part of the acquisition by AngloGold Ashanti of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, AngloGold Ashanti agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25 percent of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500 ounces over the life of the contract. As at September 30, 2012, 296,307 ounces remain to be delivered against the guarantee over the life of the contract.

(25) Gold delivery guarantees	—

The Company has issued gold delivery guarantees to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. At September 30, 2012 the Company had no open gold hedge contracts.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note P. Recent developments

Announcements made after September 30, 2012:

The South African government announced in the budget speech on February 22, 2012 that the secondary tax on companies (“STC”) would be repealed with the introduction of a 15 percent withholding tax on dividends. Gold mining companies, such as AngloGold Ashanti, who had previously elected to be exempt from STC were subject to a higher gold formula of 43 percent and company (non-mining income) tax rate of 35 percent. It was also announced that the higher maximum gold formula would be removed and the lower gold formula rate of 34 percent would be applicable as well as the lower company tax rate of 28 percent relative to non-mining income.

The new tax legislation was enacted on October 9, 2012. AngloGold Ashanti recalculated its estimated effective tax rate and re-estimated its temporary differences as at September 30, 2012, and determined no significant transactions occurred from that date through October 9, 2012 that would materially affect its temporary differences. The effect of the rate change on the reported income tax expense amounts to $168 million, together with a corresponding reduction in current and deferred tax liabilities of $22 million and $146 million, respectively. The effect of the change in tax rate is accounted for prospectively from the enactment date.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note Q. Declaration of dividends

Details of the final dividends of 2011 and interim dividends of 2012 are set forth in the table below:

	Ordinary shareholders
	Final dividend 2011	2012		Interim dividends 2012		2012

Declaration date	Feb 14, 2012	May 8, 2012		Aug 3, 2012		Nov 6, 2012
Record date	Mar 9, 2012	Jun 1, 2012		Aug 31, 2012		Nov 30, 2012
Payment date - Ordinary shareholders	Mar 16, 2012	Jun 8, 2012		Sep 14, 2012		Dec 14, 2012
Payment date - CDIs	Mar 16, 2012	Jun 8, 2012		Sep 14, 2012		Dec 14, 2012
Payment date - GhDSs	Mar 19, 2012	Jun 11, 2012		Sep 17, 2012		Dec 17, 2012	(1)
Payment date - ADSs	Mar 26, 2012	Jun 18, 2012		Sep 24, 2012		Dec 24, 2012	(1)

Dividend amount per share - declared (US cents)	26.401	11.806		12.103		6.000	(2)
Dividend amount per share - declared (South African cents)	200.0	100.0		100.0		50.0

Dividend amount per share - paid (US cents)	26.401	10.035	(3)	10.288	(3)	5.100	(2)(3)
Dividend amount per share - paid (South African cents)	200.0	85.0	(3)	85.0	(3)	42.5	(3)

	E ordinary shareholders
	Final dividend 2011	2012		Interim dividends 2012		2012

Declaration date	Feb 14, 2012	May 8, 2012		Aug 3, 2012		Nov 6, 2012
Record date	Mar 9, 2012	Jun 1, 2012		Aug 31, 2012		Nov 30, 2012
Payment date - E ordinary shareholders	Mar 16, 2012	Jun 8, 2012		Sep 14, 2012		Dec 14, 2012

Dividend amount per share - declared (US cents)	13.201	5.903		6.052		3.000	(2)
Dividend amount per share - declared (South African cents)	100.0	50.0		50.0		25.0

Dividend amount per share - paid (US cents)	13.201	5.018	(3)	5.144	(3)	2.550	(2)(3)
Dividend amount per share - paid (South African cents)	100.0	42.5	(3)	42.5	(3)	21.3	(3)

(1)	Approximate payment date.
(2)	Approximate amount.
(3)	Net of 15 percent withholding tax.

During the third quarter of 2011, the Company changed its frequency of dividend payments to quarterly rather than half-yearly offering direct and timeous participation in financial performance.

Withholding tax on dividends and other distributions to shareholders of 15 percent became effective on April 1, 2012. The withholding tax, which was announced by the South African government on February 21, 2007, replaces the Secondary Tax on Companies.

Dividends are declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.

Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note R. Fair value measurements

The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company’s financial assets and (liabilities) measured at fair value, by level, within the hierarchy as at September 30, 2012 (in US Dollars, millions):

Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	1,123			1,123
Marketable equity securities	73			73
Mandatory convertible bonds	(656)			(656)
Embedded derivatives		(2)		(2)
Option component of convertible bonds		(26)		(26)

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company’s mandatory convertible bonds are included in debt in the Company’s consolidated balance sheet. The bonds are valued using quoted market prices in an active market and as such are classified within Level 1 of the fair value hierarchy. The fair value of the bonds is calculated as the quoted market price of the bond multiplied by the quantity of bonds issued by the Company.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the balance sheet. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The following inputs were used in the valuation of the conversion features of convertible bonds as at September 30:

2012

Market quoted bond price (percent)	106.30
Fair value of bond excluding conversion feature (percent)	102.67
Fair value of conversion feature (percent)	3.63
Total issued bond value ($ million)	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bond including the option component (bond price) and the price excluding the option component (bond floor price).

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note R. Fair value measurements (continued)

Nine months ended September 30,
2012
(unaudited)
(in US Dollars, millions)

Items measured at fair value on a non-recurring basis

During the nine months ended September 30, 2012, the Company fully impaired and wrote-off certain assets in Continental Africa. See note E. This resulted in a loss, which is included in earnings, of:	2

The above item is summarized as follows:

	Fair value	Level 1	Level 2	Level 3	Total gain/(loss)
Description	$	$	$	$	$
Long-lived assets abandoned	—				(2)

Note S. Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Notes F “Debt” and O “Commitments and Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia). The following is condensed consolidating financial information for the Company as of September 30, 2012 and December 31, 2011 and for the nine months ended September 30, 2012 and 2011, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Sales and other income	1,792	1	3,381	(161)	5,013
Product sales	1,649	—	3,306	—	4,955
Interest, dividends and other	143	1	75	(161)	58
Costs and expenses	1,313	41	2,206	3	3,563
Production costs	843	—	1,518	—	2,361
Exploration costs	16	13	238	—	267
Related party transactions	(13)	—	—	—	(13)
General and administrative expenses/(recoveries)	171	(10)	54	(2)	213
Royalties paid	32	—	110	—	142
Market development costs	3	—	3	—	6
Depreciation, depletion and amortization	236	—	352	—	588
Impairment of assets	—	—	2	—	2
Interest expense	3	64	84	—	151
Accretion expense	8	—	16	—	24
Employment severance costs	5	—	3	—	8
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	9	(26)	—	5	(12)
Non-hedge derivative gain and movement on bonds	—	—	(174)	—	(174)

Income/(loss) before income tax provision	479	(40)	1,175	(164)	1,450
Taxation expense	(140)	(4)	(411)	—	(555)
Equity income in associates	15	3	—	—	18
Equity income/(loss) in subsidiaries	590	473	—	(1,063)	—

Income/(loss) from continuing operations	944	432	764	(1,227)	913
Preferred stock dividends	(44)	—	(44)	88	—

Net income/(loss)	900	432	720	(1,139)	913
Less: Net income attributable to noncontrolling interests	—	—	(13)	—	(13)

Net income/(loss) - attributable to AngloGold Ashanti	900	432	707	(1,139)	900

Comprehensive income	833	434	708	(1,130)	845
Comprehensive income attributable to noncontrolling interests	—	—	(12)	—	(12)

Comprehensive income attributable to AngloGold Ashanti	833	434	696	(1,130)	833

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Sales and other income	2,007	—	2,983	(145)	4,845
Product sales	1,889	—	2,902	—	4,791
Interest, dividends and other	118	—	81	(145)	54
Costs and expenses	1,943	85	660	538	3,226
Production costs	824	—	1,327	—	2,151
Exploration costs	13	14	169	—	196
Related party transactions	(8)	—	—	—	(8)
General and administrative expenses/(recoveries)	186	36	17	(32)	207
Royalties paid	54	—	88	—	142
Market development costs	3	—	3	—	6
Depreciation, depletion and amortization	276	—	307	—	583
Impairment of assets	11	—	3	—	14
Interest expense	4	52	79	—	135
Accretion expense	9	—	12	—	21
Employment severance costs	7	—	3	—	10
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	564	(17)	(1,149)	570	(32)
Non-hedge derivative gain and movement on bonds	—	—	(199)	—	(199)

Income/(loss) before income tax provision	64	(85)	2,323	(683)	1,619
Taxation expense	(225)	(1)	(226)	—	(452)
Equity income in associates	47	6	—	—	53
Equity income/(loss) in subsidiaries	1,353	656	—	(2,009)	—

Income/(loss) from continuing operations	1,239	576	2,097	(2,692)	1,220
Preferred stock dividends	(51)	—	(52)	103	—

Net income/(loss)	1,188	576	2,045	(2,589)	1,220
Less: Net income attributable to noncontrolling interests	—	—	(32)	—	(32)

Net income/(loss) - attributable to AngloGold Ashanti	1,188	576	2,013	(2,589)	1,188

Comprehensive income	689	576	1,958	(2,508)	715
Comprehensive income attributable to noncontrolling interests	—	—	(26)	—	(26)

Comprehensive income attributable to AngloGold Ashanti	689	576	1,932	(2,508)	689

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets

AT SEPTEMBER 30, 2012

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Current Assets	1,101	3,189	3,979	(5,229)	3,040
Cash and cash equivalents	93	683	347	—	1,123
Restricted cash	1	—	60	—	61
Receivables, inter-group balances and other current assets	1,007	2,506	3,572	(5,229)	1,856
Property, plant and equipment, net	2,018	—	5,198	—	7,216
Acquired properties, net	156	—	608	—	764
Goodwill	—	—	209	(16)	193
Other intangibles, net	44	—	42	—	86
Other long-term inventory	—	—	174	—	174
Materials on the leach pad	—	—	430	—	430
Other long-term assets and deferred taxation assets	5,019	4,552	1,055	(9,291)	1,335

Total assets	8,338	7,741	11,695	(14,536)	13,238

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,321	1,579	4,475	(5,690)	1,685
Other non-current liabilities	52	—	41	(29)	64
Long-term debt	31	1,739	967	—	2,737
Derivatives	—	—	28	—	28
Deferred taxation liabilities	668	—	780	4	1,452
Provision for environmental rehabilitation	152	—	561	—	713
Other accrued liabilities	—	—	369	—	369
Provision for pension and other post-retirement medical benefits	190	—	14	—	204
Commitments and contingencies	—	—	—	—	—
Equity	5,924	4,423	4,460	(8,821)	5,986
Stock issued	13	5,065	937	(6,002)	13
Additional paid in capital	8,784	540	219	(759)	8,784
Accumulated (deficit)/profit	(2,010)	(1,178)	(979)	2,157	(2,010)
Accumulated other comprehensive income and reserves	(863)	(4)	4,222	(4,218)	(863)
Total AngloGold Ashanti stockholders’ equity	5,924	4,423	4,399	(8,822)	5,924
Noncontrolling interests	—	—	61	1	62

Total liabilities and equity	8,338	7,741	11,695	(14,536)	13,238

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets

AT DECEMBER 31, 2011

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Current Assets	833	2,469	3,486	(4,157)	2,631
Cash and cash equivalents	388	458	266	—	1,112
Restricted cash	1	—	34	—	35
Receivables, inter-group balances and other current assets	444	2,011	3,186	(4,157)	1,484
Property, plant and equipment, net	1,940	—	4,183	—	6,123
Acquired properties, net	167	—	612	—	779
Goodwill	—	—	198	(16)	182
Other intangibles, net	9	—	22	—	31
Other long-term inventory	—	—	31	—	31
Materials on the leach pad	—	—	393	—	393
Other long-term assets and deferred taxation assets	4,362	3,558	815	(7,720)	1,015

Total assets	7,311	6,027	9,740	(11,893)	11,185

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	889	1,550	2,992	(4,512)	919
Other non-current liabilities	49	—	46	(32)	63
Long-term debt	33	994	1,446	—	2,473
Derivatives	—	—	93	—	93
Deferred taxation liabilities	641	—	596	5	1,242
Provision for environmental rehabilitation	147	—	506	—	653
Other accrued liabilities	—	—	35	—	35
Provision for pension and other post-retirement medical benefits	170	—	15	—	185
Commitments and contingencies	—	—	—	—	—
Equity	5,382	3,483	4,011	(7,354)	5,522
Stock issued	13	5,269	897	(6,166)	13
Additional paid in capital	8,740	435	219	(654)	8,740
Accumulated (deficit)/profit	(2,575)	(2,220)	(3,521)	5,741	(2,575)
Accumulated other comprehensive income and reserves	(796)	(1)	6,277	(6,276)	(796)
Total AngloGold Ashanti stockholders’ equity	5,382	3,483	3,872	(7,355)	5,382
Noncontrolling interests	—	—	139	1	140

Total liabilities and equity	7,311	6,027	9,740	(11,893)	11,185

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(unaudited)

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Net cash provided by/(used) in operating activities	687	(524)	1,211	(88)	1,286
Net income/(loss)	900	432	720	(1,139)	913
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	13	(26)	10	5	2
Depreciation, depletion and amortization	236	—	352	—	588
Impairment of assets	—	—	2	—	2
Deferred taxation	36	—	99	—	135
Other non cash items	(1,015)	(469)	347	1,046	(91)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	2	—	21	—	23

Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	577	(489)	(88)	—	—
Receivables	(27)	—	(159)	—	(186)
Inventories	(40)	—	(160)	—	(200)
Accounts payable and other current liabilities	5	28	67	—	100
Net cash used in investing activities	(751)	(177)	(891)	—	(1,819)
Increase in non-current investments	(3)	(197)	(97)	—	(297)
Net associates and equity accounted joint ventures loans advanced	—	—	(63)	—	(63)
Additions to property, plant and equipment	(377)	—	(758)	—	(1,135)
Acquisition of subsidiary and loan	(335)	—	—	—	(335)
Interest capitalized and paid	—	—	(8)	—	(8)
Expenditure on intangible assets	(36)	—	(16)	—	(52)
Proceeds on sale of mining assets	—	—	4	—	4
Proceeds on sale of investments	—	20	73	—	93
Cash of subsidiary acquired	—	—	5	—	5
Change in restricted cash	—	—	(31)	—	(31)
Net cash (used)/generated by financing activities	(235)	926	(235)	88	544
Repayments of debt	—	(200)	(12)	—	(212)
Issuance of stock	2	(99)	99	—	2
Proceeds from debt	—	949	263	—	1,212
Debt issue costs	—	(21)	(8)	—	(29)
Acquisition of noncontrolling interest	—	—	(215)	—	(215)
Dividends (paid)/received	(237)	297	(362)	88	(214)

Net (decrease)/increase in cash and cash equivalents	(299)	225	85	—	11
Effect of exchange rate changes on cash	4	—	(4)	—	—
Cash and cash equivalents – January 1,	388	458	266	—	1,112

Cash and cash equivalents – September 30,	93	683	347	—	1,123

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(unaudited)

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Net cash provided by/(used) in operating activities	1,016	57	981	(103)	1,951
Net income/(loss)	1,188	576	2,045	(2,589)	1,220
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	565	(17)	(1,088)	570	30
Depreciation, depletion and amortization	276	—	307	—	583
Impairment of assets	11	—	3	—	14
Deferred taxation	176	—	6	—	182
Other non cash items	(1,455)	(635)	19	1,916	(155)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	1	—	49	—	50

Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	144	117	(261)	—	—
Receivables	20	—	(28)	—	(8)
Inventories	22	—	(141)	—	(119)
Accounts payable and other current liabilities	68	16	70	—	154
Net cash used in investing activities	(373)	(72)	(658)	—	(1,103)
Increase in non-current investments	(31)	(69)	(115)	—	(215)
Net associates and equity accounted joint ventures loans advanced	—	(3)	(10)	—	(13)
Additions to property, plant and equipment	(352)	—	(587)	—	(939)
Expenditure on intangible assets	(6)	—	—	—	(6)
Proceeds on sale of mining assets	5	—	7	—	12
Proceeds on sale of investments	—	—	79	—	79
Proceeds on disposal of subsidiary	9	—	—	—	9
Cash of subsidiary disposed	—	—	(11)	—	(11)
Loans receivable repaid	3	—	—	—	3
Change in restricted cash	(1)	—	(21)	—	(22)
Net cash (used)/generated by financing activities	(235)	226	(347)	103	(253)
Repayments of debt	(98)	(150)	(11)	—	(259)
Issuance of stock	3	110	(110)	—	3
Proceeds from debt	—	100	6	—	106
Dividends (paid)/received	(140)	166	(232)	103	(103)

Net increase/(decrease) in cash and cash equivalents	408	211	(24)	—	595
Effect of exchange rate changes on cash	(89)	—	(17)	—	(106)
Cash and cash equivalents – January 1,	152	114	320	—	586

Cash and cash equivalents – September 30,	471	325	279	—	1,075

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion; references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the member states of the European Union participating in the Economic and Monetary Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to C$ are to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction

AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and which is affected by numerous factors beyond AngloGold Ashanti’s control, including changes in the supply of gold from production, divestment, scrap and hedging, industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (“IMF”), monetary policies announced or implemented by central banks, gold hedging and de-hedging by gold producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes because of speculative activities. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.

Labor unrest in South Africa

Following a wave of labor unrest and unprotected strike action that took place throughout South Africa since early August, employees at AngloGold Ashanti’s Kopanang mine embarked on an unprotected strike on September 20, 2012, preventing the commencement of the night shift. Employees at the three West Wits and balance of the Vaal River regions’ operations joined the unprotected work stoppage on September 25, 2012.

The Company worked throughout this challenging period to find a mutually agreeable solution to the unprocedural work stoppage, which cost approximately 32,000 ounces a week in lost production while the entire South African portfolio remained idle. AngloGold Ashanti, along with its major gold-producing peers in South Africa, used the Entry Level Task Team, established in the 2011 collective wage negotiation process to: increase the entry-level pay of employees; establish a new pay category for equipment operators; provide an allowance for rock-drill operators; and increase pay by 2 percent for most categories of worker. The net impact of this settlement on the payroll cost for AngloGold Ashanti is $16 million per annum.

Striking employees at the Kopanang and Great Noligwa mines, as well as the surface operations, started returning to work on Monday October 22, 2012 while Moab Khotsong followed a day later. The situation at those mines, as well as all surface operations, remains normal and they are in the process of ramping up to full production.

On Friday October 26, 2012 following extensive dialogue between AngloGold Ashanti’s regional management and employees, most of the striking workforce returned to the three West Wits mines. TauTona, however, was again disrupted by an underground sit-in on November 1 where employees demanded early payment of a safety incentive, which was offered to help ensure the safe restart of the mine. A day later, Mponeng’s normal operations were disrupted by a similar sit-in. This occurred again on November 5 at Mponeng, with threats made by striking miners to their colleagues. In both cases, damage was caused to Company property. In the wake of this second disruption at Mponeng, a decision was taken to suspend operations at the mine given that AngloGold Ashanti was unable to ensure the safety of its staff. Striking employees will again receive no pay while the situation persists and the mine will remain closed until assurances can be received that normal, safe operations can resume. These work stoppages on the world’s deepest underground mines, which have started suddenly and have lasted five weeks (and longer in the case of Mponeng), are unprecedented and pose significant safety risks and operating challenges. AngloGold Ashanti continues to take every precaution to ensure the operations are restarted safely and that the ore bodies are not compromised.

The Company estimates that the unprotected strike, which lasted over a month, had cost as at November 2, 2012 about 250,000 ounces in lost fourth quarter gold production. The consequent ramp-up of production has been complicated by the depth of the mines and the protracted period of inactivity experienced.

Dividend

The Company remains committed to focusing on the cash returns to shareholders whilst, considering cash flow, investment needs and the financial strength of the business in the context of delivering on its business plan and strategic growth objectives. The unprotected strike action at the South African operations, which started late in the third quarter of 2012 and continued through much of the fourth quarter to date, have had an adverse impact on the results of the third quarter of 2012 and will significantly impact the results of the fourth quarter. On October 17, 2012, following the downgrade of the South African sovereign ratings, Standard and Poor’s announced that the Company is being placed on credit watch negative, which may result in downgrading the Company’s credit rating below investment grade. On the basis of these developments and management’s efforts to effect cuts in expenditures whilst retaining confidence in the long term outlook, the Board has reduced the third quarter dividend to 50 South African cents per share.

Impact of exchange rate fluctuations

Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs and net income tend to be adversely impacted by local currency strength and favorably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar and, to a lesser extent, the Argentinean Peso, Ghanaian Cedi and other local currencies.

The value of the rand weakened by 15 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R8.04 and R6.97 during the first nine months of 2012 and 2011, respectively.

The value of the Australian dollar weakened by 1 percent against the US dollar when compared to the average exchange rate of A$0.97 for the first nine months of 2012 against an average exchange rate of A$0.96 for the same period in 2011. The value of the Brazilian real weakened by 18 percent against the US dollar based on the average exchange rates of BRL1.92 and BRL1.63 per US dollar during the first nine months of 2012 and 2011, respectively.

Acquisitions and dispositions

On February 8, 2012, the transaction to dispose of the AngloGold Ashanti-Polymetal Strategic Alliance consisting of AngloGold Ashanti-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holdings Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed. The Company realized a profit of $20 million on disposal.

On May 29, 2012, AngloGold Ashanti, which holds, through a subsidiary, a 50 percent interest in the Serra Grande (“Crixás”) mine in Brazil, agreed to acquire the remaining 50 percent stake in the mine from Kinross Gold Corporation for $220 million in cash. The transaction was funded from existing cash reserves and borrowings under the Company’s existing debt facilities and closed on June 28, 2012.

On July 20, 2012, AngloGold Ashanti acquired the entire share capital of First Uranium (Pty) Limited, a wholly owned subsidiary of First Uranium Corporation and the owner of Mine Waste Solutions in South Africa, for a cash consideration of $335 million. Mine Waste Solutions is a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities. In connection with the acquisition, AngloGold Ashanti agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25 percent of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500 ounces over the life of the contract. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $9 million being recorded, relating mainly to the expected synergies arising from the immediate proximity of AngloGold Ashanti’s own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold Ashanti’s Vaal River tailings without having to build additional processing facilities. The processing of AngloGold Ashanti tailings will reduce the environmental liability associated with those tailings. In addition, the Company is able to utilize its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both AngloGold Ashanti and First Uranium tailings alike.

In accordance with FASB ASC guidance, goodwill is assigned to specific reporting units. The Company’s reporting units are generally consistent with the operating mines underlying segments identified in Note J - Segment information. An individual operating mine is not a typical “going-concern” business because of the finite life of its reserves. The allocation of goodwill to an individual operating mine likely will result in an eventual goodwill impairment due to the wasting nature of the primary asset of the reporting unit. The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount likely will not be recoverable over the long term and, in accordance with the FASB ASC guidance, performs its annual impairment review of assigned goodwill during the fourth quarter of each year. The accounting treatment of goodwill arising on acquisition of First Uranium (Pty) Limited is consistent with FASB ASC guidance. Goodwill related to the acquisition is non-deductible for income tax purposes. The assets and liabilities of First Uranium (Pty) Limited are included in the South Africa segment for disclosure purposes.

The operations and financial condition of the companies and assets acquired are included in the financial statements from July 20, 2012, the effective date of the acquisition.

Operating review for the nine months ended September 30, 2012

Presented in the table below is selected operating data for AngloGold Ashanti for the nine months ended September 30, 2012 and 2011. The operating data gives effect to acquisitions and dispositions as of their effective dates:

Operating data for AngloGold Ashanti	Nine months ended September 30,
	2012	2011

Total gold production (000 oz)(1)	3,084	3,217
Capital expenditure ($ million)(1)(2)	1,350	1,002

(1)	Including equity accounted joint ventures.
(2)	Including noncontrolling interests.

Gold production

AngloGold Ashanti’s total gold production for the nine months ended September 30, 2012 decreased by approximately 140,000 ounces, or about 4 percent, to 3.08 million ounces from 3.22 million ounces produced in the same period in 2011. The reduction was primarily due to continued safety and associated stoppages, mining flexibility constraints and the industrial strike action which decreased output by approximately 185,000 ounces at the Company’s South African operations, particularly at Kopanang and Moab Khotsong. In Continental Africa, lower grade material processed at Sadiola in Mali and Obuasi in Ghana also adversely impacted on production. The reduction in gold production over the same period when compared to 2011 was partially offset by a strong performance from Geita in Tanzania due to higher tonnage throughput. In the Americas and Australasia, there were also good performances at Serra Grande, Cerro Vanguardia and Sunrise Dam where gold produced increased compared to the same period in 2011.

Capital expenditures

Total capital expenditure of $1,350 million was recorded during the nine months ended September 30, 2012 compared to $1,002 million in the same period in 2011. This represented a $348 million, or 35 percent, increase from the same period in 2011. The increased capital expenditure during the nine months ended September 30, 2012 compared to the same period in 2011 was primarily due to higher spending on growth related projects, which accounted for $262 million of the $348 million increase. In particular, capital expenditure during the nine months ended September 30, 2012 was greater than it was in the same period in 2011 at Tropicana by $103 million, Mponeng by $28 million, Kibali joint venture by $87 million and Cripple Creek & Victor by $13 million, wherein the Company is either building new mines or expanding current ones.

Comparison of financial performance on a segment basis for the nine months ended September 30, 2012 and 2011

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among, operations.

Revenues

	Nine months ended September 30,
	2012		2011
	(unaudited)		(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage

Category of activity
Product sales	4,955		4,791
Interest, dividends and other	58		54

Total revenues	5,013		4,845

Geographical area data
South Africa	1,701	34%	1,916	40%
Continental Africa	1,964	39%	1,801	37%
Australasia	335	7%	285	6%
Americas	1,243	25%	1,109	23%
Other, including Corporate and Non-gold producing subsidiaries	16	0%	13	0%

	5,259	105%	5,124	106%
Less: Equity method investments included above	(246)	(5%)	(279)	(6%)

Total revenues	5,013	100%	4,845	100%

Assets

	At September 30, 2012		At December 31, 2011
	(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage

Geographical area data
Total segment assets
South Africa	3,719	28%	2,974	27%
Continental Africa	4,802	36%	4,365	39%
Australasia	975	7%	714	6%
Americas	2,792	21%	2,527	23%
Other, including Corporate and Non-gold producing subsidiaries	950	8%	605	5%

Total segment assets	13,238	100%	11,185	100%

Comparison of financial performance for the nine months ended September 30, 2012 and 2011

Financial performance of AngloGold Ashanti	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Revenue	5,013	4,845
Cost and expenses	3,563	3,226
Taxation expense	(555)	(452)
Equity income in associates	18	53
Net income attributable to noncontrolling interests	(13)	(32)
Net income - attributable to AngloGold Ashanti	900	1,188

Comparison of financial performance for the nine months ended September 30, 2012 and 2011

Revenues

Revenues from product sales and other income increased from $4,845 million in the first nine months of 2011 to $5,013 million in the same period of 2012, representing an 3 percent increase over the period in 2011. This was due to an increase in the average spot price of gold from $1,534 per ounce for the nine months ended September 30, 2011, to $1,651 per ounce during the nine months ended September 30, 2012, which more than offset a decrease in production, primarily in South Africa. Substantially all product sales consisted of US dollar-denominated gold sales.

Production costs

During the nine months ended September 30, 2012, AngloGold Ashanti incurred production costs of $2,361 million representing an increase of $210 million, or 10 percent, from $2,151 million recorded for the same period in 2011. The increase was primarily due to an increase in operational costs including labor, consumables and fuel. In particular, increased service related costs in South Africa, Córrego do Sítio Mineração in Brazil and Cerro Vanguardia in Argentina, contractor costs at Sunrise Dam in Australia and Geita in Tanzania and labor costs in Argentina, Brazil, Obuasi in Ghana and Siguiri in Guinea contributed to higher production costs. Fuel costs increased at Geita in Tanzania, Siguiri in Guinea and Navachab in Namibia and electricity costs increased in South Africa and Cerro Vanguardia in Argentina. These increases were partially offset by $30 million recovered from settled insurance claims during the third quarter of 2012 for the reimbursement of costs relating to the pitwall failure at Sunrise Dam (Australia) during 2011. The increases were further partially offset by the weakening of local currencies against the US dollar.

Exploration costs

Exploration costs increased from $196 million in the nine months ended September 30, 2011 to $267 million in the same period in 2012 primarily due to an increased level of expenditure at Mongbwalu in the DRC, La Colosa and Gramalote in Colombia, Siguiri in Guinea, Tropicana in Australia and increased brownfield exploration activities at operating mines.

Impairment of assets

Impairment charges decreased from $14 million in the nine months ended September 30, 2011 to $2 million in the same period in 2012. Impairments recorded in 2011 mainly related to the write-off of capital assets at Savuka and the abandonment of shaft pillar development at Tau Tona both in South Africa.

Interest expense

Interest expense increased by $16 million to $151 million in the nine months ended September 30, 2012, compared to $135 million recorded in the same period in 2011. The increase is mainly due to interest charges on the rated bonds issued in July 2012 and accelerated amortization of fees on the $1.0 billion revolving credit facility which was cancelled and repaid during July 2012.

Profit/loss on sale of assets, realization of loans, indirect taxes and other

In the nine months ended September 30, 2012, the Company recorded a profit on sale of assets, realization of loans, indirect taxes and other of $12 million. The profit includes royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine) and a profit on the sale of AngloGold Ashanti-Polymetal Strategic Alliance to Polyholding Limited of $20 million, partially offset by indirect tax expenses and legal claims in Continental Africa, the United States of America and Brazil as well as a loss on disposal of land, equipment and assets, mineral rights and exploration properties.

In the nine months ended September 30, 2011, the Company recorded a profit on sale of assets, realization of loans, indirect taxes and other of $32 million. The profit included royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine), Simmer & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine) and the sale of AngloGold Ashanti Ghana Limited’s interests in a royalty stream related to the Ayanfuri Mine to Franco Nevada Corporation for $35 million during June 2011, partially offset by indirect tax expenses and legal claims in Continental Africa and the impairment of investments in South Africa.

Non-hedge derivative gain/loss and movement on bonds

Non-hedge derivative gain/loss

A gain on non-hedge derivatives of $70 million was recorded in the nine months ended September 30, 2012, compared to a gain of $97 million in the same period of 2011 relating to the use of non-hedging instruments. The gain on non-hedge derivatives recorded in the nine months ended September 30, 2012 was due to the fair value gain of the conversion features of convertible bonds and movements on other commodity contracts during the period. Non-hedge derivatives and movement on bonds recorded in the nine months ended September 30, 2012 and 2011 included:

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Unrealized gain on other commodity contracts	4	—
Loss on unrealized non-hedge derivatives	—	(1)
Fair value gain on option component of convertible bonds	66	98

Net gain	70	97

Movement on bonds

	Nine months ended September 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Fair value gain on mandatory convertible bonds	104	102

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price of these bonds.

Taxation expense

A net taxation expense of $555 million was recorded in the nine months ended September 30, 2012 compared to a net expense of $452 million in the same period in 2011. Deferred tax charges in the nine months ended September 30, 2012 amounted to $135 million compared to $182 million in the same period in 2011 due primarily to the reversal of timing differences from the utilization of tax losses in South Africa, deferred tax credits related to the Serra Grande corporate restructure, partly offset by the taxation rate change in Ghana and deferred taxation benefits in 2011 in North America not being repeated in 2012. Charges for current tax in the nine months ended September 30, 2012 amounted to $420 million compared to $270 million in the same period in 2011. The higher current taxation in 2012 is mainly due to higher taxable income in Tanzania and South Africa, while in 2011 current taxation was lower due to the utilization of tax losses.

Noncontrolling interests net income

Net income attributable to noncontrolling interests decreased from $32 million in the nine months ended September 30, 2011 to $13 million in the nine months ended September 30, 2012, primarily due to losses recognized at Mongbwalu in the DRC and the acquisition of the remaining 50 percent stake in Serra Grande in Brazil during the second quarter of 2012.

Net income

Net income of $913 million was recorded during the first nine months of 2012 compared to a net income of $1,220 million during the first nine months of 2011. The decrease was primarily due to increased cost and expenses, which were partially offset by increased revenue from product sales due to a higher spot gold price. The net income attributable to AngloGold Ashanti (after allowing for noncontrolling interests) amounted to $900 million for the nine months to September 30, 2012 compared to a net income of $1,188 million for the same period in 2011.

Liquidity and capital resources

Net cash provided by operating activities was $1,286 million in the nine months ended September 30, 2012, a decrease of $665 million when compared to net cash provided by operating activities of $1,951 million for the comparable period in 2011. This was primarily as a result of higher costs and expenses and lower production in the nine months ended September 30, 2012 relative to the same period in 2011. Net cash outflow from operating working capital items amounted to $286 million in the nine months ended September 30, 2012, compared to a net cash inflow of $27 million for the same period in 2011.

Investing activities in the nine months ended September 30, 2012 resulted in a net cash outflow of $1,819 million compared to a net cash outflow of $1,103 million in the nine months ended September 30, 2011. Additions to property, plant and equipment, which included capital expenditure of $1,135 million compared to $939 million in the same period in 2011, were recorded in the first nine months of 2012. The acquisition of First Uranium (Pty) Limited, for a cash consideration of $335 million, was recorded in the quarter ended September 30, 2012.

Financing activities in the nine months ended September 30, 2012 resulted in an inflow of $544 million compared to an outflow of $253 million in the nine months ended September 30, 2011. Cash outflows from loan repayments amounted to $212 million and included repayments of $200 million on the $1.0 billion four-year syndicated loan facility and normal scheduled loan repayments of $12 million. Debt issue costs of $29 million were paid on the A$600 million syndicated revolving credit facility, $1.0 billion five-year syndicated revolving credit facility and $750 million rated bonds during the nine months ended September 30, 2012. Cash inflows from proceeds from loans in the nine months ended September 30, 2012 amounted to $1,212 million and included $200 million drawn down on the $1.0 billion four-year syndicated loan facility, $737 million net proceeds on the rated bonds issued in July 2012 to fund ongoing capital projects as well as $262 million drawn down on the A$600 million syndicated loan to fund working capital requirements on the Tropicana project. Cash outflows for the acquisition of the remaining 50 percent stake of Serra Grande mine in Brazil amounted to $215 million. The Company made dividend payments of $214 million during the nine months ended September 30, 2012 compared to $103 million for the same period in 2011.

As a result of the items discussed above, at September 30, 2012 AngloGold Ashanti had $1,123 million of cash and cash equivalents compared with $1,112 million at December 31, 2011, an increase of $11 million. Cash classified as restricted amounted to $93 million at September 30, 2012, compared to $58 million at December 31, 2011. At September 30, 2012, the Company had a total of $1,501 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital projects. As at September 30, 2012, $1,004 million of AngloGold Ashanti’s future capital expenditure had been contracted for and another approximately $3,166 million had been authorized but not yet contracted for, as described in note O “Commitments and contingencies” to the condensed consolidated financial statements. AngloGold Ashanti intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

AngloGold Ashanti’s management has taken steps to counter the impact of the strike in South Africa, in order to maintain appropriate financial flexibility. Capital expenditure for 2012 has been reduced by $200 million and is now estimated at $2 billion to $2.1 billion.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. For a full discussion of the Company’s critical accounting policies, please see “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies” and the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and as at December 31, 2011 and 2010 and footnotes thereto included in the Company's Form 20-F for the year ended December 31, 2011, which was filed with the SEC on April 23, 2012.

Recent accounting pronouncements - adopted and issued

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.

Contractual obligations

In addition to the contractual obligations disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, during the nine months ended September 30, 2012 the Company made loan repayments of $200 million on the $1.0 billion four-year syndicated loan facility and normal scheduled loan repayments of $12 million. Cash inflows from proceeds from loans amounted to $1,212 million for this period and included $200 million drawn down on the $1.0 billion four-year syndicated loan facility, $737 million net proceeds on the rated bonds issued in July 2012 to fund ongoing capital projects as well as $262 million drawn down on the A$600 million syndicated loan to fund working capital requirements on the Tropicana project.

For a further description and discussion of the Company’s outstanding debt as at September 30, 2012, see note F “Debt” to the condensed consolidated financial statements.

As at September 30, 2012, the estimated fair value of derivatives (the conversion features of convertible bonds) amounted to negative $26 million compared to negative $92 million at December 31, 2011.

Recent developments

On July 20, 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, each a wholly owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion five-year unsecured revolving credit facility with a syndicate of lenders which replaced its existing $1.0 billion syndicated facility maturing in April 2014.

On July 25, 2012, the Company announced the pricing of an offering of $750 million aggregate principal amount of 5.125 percent notes due 2022. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the Company, at an issue price of 99.398 percent. The net proceeds from the offering were $737 million, after deducting discounts and estimated expenses.

On August 14, 2012, AngloGold Ashanti announced that Maria Esperanza Sanz Perez, Group General Counsel, will also assume the role of Company Secretary following the retirement of Lynda Eatwell. The appointment was effective September 1, 2012.

On or about August 21, 2012, AngloGold Ashanti Limited was served with motion proceedings in Johannesburg relating to silicosis and other occupational lung diseases (“OLD”). The motion proceedings seek to have the court certify a class of mineworkers with OLD who previously worked or continue to work in one of six gold mines currently within AngloGold Ashanti’s South African operations. In the event the class is certified, such class of workers would institute actions by way of a summons against AngloGold Ashanti Limited and potentially other defendants for amounts as yet unspecified. At least one similar class action has been threatened against AngloGold Ashanti Limited by another law firm. As at September 30, 2012, a further 31 individual claims have been received. The total amount being claimed in the 31 summonses is R77 million (approximately $9 million). AngloGold Ashanti has filed a notice of intention to oppose these claims. It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti Limited in the future.

AngloGold Ashanti Limited will defend these and any other future claims, if and when filed, on their merits. Should AngloGold Ashanti Limited be unsuccessful in defending any such claims, or in otherwise favorably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in an earlier decision by the Constitutional Court, such matters would have an adverse effect on AngloGold Ashanti’s financial position, which could be material. In view of the limitation of current information for the estimation of any liability that may arise as a result of such claims, no reasonable estimate can be made of any such potential liability.

The South African government announced in the budget speech on February 22, 2012 that the secondary tax on companies (“STC”) would be repealed with the introduction of a 15 percent withholding tax on dividends. Gold mining companies, such as AngloGold Ashanti, who had previously elected to be exempt from STC were subject to a higher gold formula of 43 percent and company (non-mining income) tax rate of 35 percent. It was also announced that the higher maximum gold formula would be removed and the lower gold formula rate of 34 percent would be applicable as well as the lower company tax rate of 28 percent relative to non-mining income.

The new tax legislation was enacted on October 9, 2012. AngloGold Ashanti recalculated its estimated effective tax rate and re-estimated its temporary differences as at September 30, 2012, and determined no significant transactions occurred from that date through October 9, 2012 that would materially affect its temporary differences. The effect of the rate change on the reported income tax expense amounts to $168 million, together with a corresponding reduction in current and deferred tax liabilities of $22 million and $146 million, respectively. The effect of the change in tax rate is accounted for prospectively from the enactment date.

On October 10, 2012, the JSE Limited granted AngloGold Ashanti the listing of its Senior Unsecured Fixed Rate Notes of R300 million, due January 14, 2013, and Senior Unsecured Floating Rate Notes of R700 million, due October 11, 2013, under its R10 billion Domestic Medium Term Note Programme dated June 29, 2012.

On October 13, 2012, AngloGold Ashanti terminated its underground development contract with Mining and Building Construction Company (“MBC”) at the Obuasi mine in Ghana. This is the initial stage of a larger restructuring program for this operation, where sub-par underground development has been identified as a key reason for under-performance and declining production in recent years. The remaining surface contracts at Obuasi between the two parties remain intact. MBC submitted various claims against AngloGold Ashanti Ghana arising out of this contract. The total value of the claims amounted to $32 million. AngloGold Ashanti Ghana is in the process of finalizing a settlement with MBC and other interested parties.

On November 8, 2012, AngloGold Ashanti announced that it has taken steps to counter the impact of the strike, in order to maintain appropriate financial flexibility. Capital expenditure for 2012 has been reduced by $200 million and is now estimated at $2 billion to $2.1 billion. A study of all corporate and operating costs is currently being conducted. AngloGold Ashanti’s industry leading exploration program is being focused on key, high-potential projects and capital projects are being reviewed. At Mongbwalu, in the Democratic Republic of Congo, the development schedule is being reviewed in order to provide time to assess additional discoveries that have been made. Development of the Sadiola Deep Sulfide project is being slowed, as are the life extension projects at Moab Khotsong and Mponeng in South Africa. Also in South Africa, production plans are being reviewed to focus the existing operations on higher margin, higher quality operations.

On November 14, 2012, AngloGold Ashanti reported that normal operations had resumed at its Mponeng mine in South Africa. The return to work at Mponeng was based on the same wages and working conditions applicable at the Company’s other South African operations.

Forward-looking statements

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity, capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on April 23, 2012 and the prospectus supplement to the Company’s prospectus dated July 17, 2012 that was filed with the Securities and Exchange Commission on July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 20, 2012	By:	/s/ ME SANZ

	Name:	ME Sanz
	Title:	Group General Counsel
and Company Secretary